SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                          XIRCOM, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            983922105
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          {Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 28, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 983922105      SC 13D         Page 2 of 11 Pages

1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A      (a) [   ]
     GROUP                                              (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               Working
                                                   Capital

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER              4,026,308
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER            N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER         4,026,308
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER       N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH 4,026,308
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          16.7%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 983922105      SC 13D         Page 3 of 11 Pages

Item 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 Xircom, Inc.
                 2300 Corporate Center Drive
                 Thousand Oaks, California 91320

          (b)    Title and Class of Equity Securities:   Common
                 Stock

Item 2.   Identity and Background

          (a)    Name of Person Filing:    Intel Corporation

                                           The executive
                                           officers and
                                           directors of Intel
                                           Corporation are set
                                           forth on Appendix A
                                           hereto.

          (b)    State of Incorporation:   Delaware

          (c)    Principal Business:       Manufacturer of
                                           microcomputer
                                           components, modules
                                           and systems

          (c)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other

          Funds for the purchase of the securities are derived from the Reporting Person's working capital. $52,278,313.88 was paid to acquire 2,516,405 shares of Common Stock of the Issuer. Additional amounts, which vary depending on the date of exercise, will be paid should the Reporting Person exercise the Warrant (as defined in Item 4).

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CUSIP No. 983922105      SC 13D         Page 4 of 11 Pages

Item 4.   Purpose of the Transaction

          The Reporting Person acquired the Common Stock and the Warrant (as described in Item 5(c), below) as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer and Reporting Person will work together to further advance mobile connectivity solutions for high performance business computing. In addition to the 2,516,405 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also acquired a warrant (the
          "Warrant") to purchase up to 1,509,903 shares of Common Stock of the Issuer. The shares of Common Stock subject to the Warrant are vested and immediately exercisable . The exercise price for the shares increases periodically throughout the time that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on February 27, 2002.

Item 5.   Interests in Securities of the Issuer.

          (a)    Number of Shares        4,026,308 shares*
                 Beneficially Owned:

                 Number of Shares        4,026,308 shares*
                 Beneficially Owned:

                 Percent of Class:       16.7%*   (based    upon
                                         24,158,349  shares*  of
                                         common            stock
                                         outstanding, determined
                                         from    representations
                                         made  by the Issuer  to
                                         the Reporting Person in
                                         connection   with   the
                                         closing    under    the
                                         Purchase Agreement  (as
                                         defined below)

          (b)    Sole Power to Vote,
                 Direct the Vote of, or
                 Dispose of Shares:      4,026,308 shares*

                 Shared Power to Vote,
                 Direct the Vote of, or
                 Dispose of Shares:      None

          (c)    Recent Transactions:

                 On February 28, 1997, pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement dated as of January 13, 1997 (the "Purchase Agreement"), the Reporting Person purchased (I) 2,516,405 newly issued shares of Common Stock of the Issuer at a price per share of $20.775, and (ii) the Warrant to

-----------------------
* Includes the additional shares (up to 1,509,903) of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant (as defined and described in Item 4). Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

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CUSIP No. 983922105      SC 13D         Page 5 of 11 Pages

                 purchase  up  to  1,509,903  shares  of  Common
                 Stock.   See  the  Purchase Agreement  and  the
                 Warrant, each of which has been filed as an Exhibit hereto, for additional details.


          (d)    Rights with Respect to Dividends or
                 Sales Proceeds:                         N/A

          (e)    Date of Cessation of Five Percent
                 Beneficial Ownership:                   N/A


Item 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  With  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Investor Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer, (c) maintaining its ownership percentage in the Issuer,
          (d) receiving various public filings directly from the Issuer on a periodic basis, and (e) the opportunity to acquire the Issuer or certain assets of the Issuer if the Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Purchase Agreement also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement, attached as an Exhibit hereto, for a further description of these provisions.

Item 7.   Material to Be Filed as Exhibits.
          Exhibit 1    Xircom,  Inc.  Common Stock  and  Warrant
                       Purchase Agreement, of January  13, 1997,
                       between    Xircom,   Inc.    and    Intel
                       Corporation.

          Exhibit 2    Warrant  to  Purchase  Shares  of  Common
                       Stock of Xircom, Inc., dated February 28,
                       1997.

          Exhibit 3    Investor Rights Agreement, dated February
                       28,  1997, between Xircom, Inc. and Intel
                       Corporation.

          Exhibit 4    Press  Release  of  Xircom,  Inc.,  dated
                       January 16, 1997.

          Exhibit 5    Press  Release  of  Xircom,  Inc.,  dated
                       March 3, 1997.

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CUSIP No. 983922105      SC 13D         Page 6 of 11 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 7, 1997.

                                 INTEL CORPORATION

                                 /s/F. Thomas Dunlap, Jr.
                            By:  F. Thomas Dunlap, Jr.
                                 Vice President, General counsel
                                 and Secretary

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CUSIP No. 983922105      SC 13D         Page 7 of 11 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President and Chief Operating
Occupation:       Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization on
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:

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CUSIP No. 983922105      SC 13D         Page 8 of 11 Pages

Name:             D. James Guzy

Business          295 North Bernardo, Mountain View, CA 94043
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    295 North Bernardo
other             Mountain View, CA 94043
organization on
which employment
is conducted:


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Intel Corporation
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             Max Palevsky

Business          924 Westwood Boulevard, Suite 700, Los Angeles
Address:          CA 90024

Principal         Industrialist
Occupation:

Name, principal   Self-employed.
business and
address of
corporation or
other
organization on
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization on
which employment
is conducted:

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CUSIP No. 983922105      SC 13D         Page 9 of 11 Pages

Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization on
which employment
is conducted:


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization on
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization on
which employment
is conducted:



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CUSIP No. 983922105      SC 13D         Page 10 of 11 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:       Frank C. Gill
Title:      Executive Vice President; General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President; Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President; General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President; General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       G. Carl Everett, Jr.
Title:      Senior Vice President, General Manager, Desktop
            Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Stephen P. Nachtsheim
Title:      Vice President; General Manager, Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group

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CUSIP No. 983922105      SC 13D         Page 11 of 11 Pages

                          EXHIBIT INDEX

                                                    Sequentially
                                                      Numbered
Exhibit No.  Document                                   Page

Exhibit 1    Xircom,   Inc.   Common   Stock   and      1.1
             Warrant   Purchase   Agreement,    of
             January   13,  1997, between  Xircom,
             Inc. and Intel Corporation.

Exhibit 2    Warrant to Purchase Shares of  Common      2.1
             Stock    of   Xircom,   Inc.,   dated
             February 28, 1997.

Exhibit 3    Investor   Rights  Agreement,   dated      3.1
             February  28,  1997, between  Xircom,
             Inc. and Intel Corporation.

Exhibit 4    Press  Release of Xircom, Inc., dated      4.1
             January 16, 1997.

Exhibit 5    Press  Release of Xircom, Inc., dated      5.1
             March 3, 1997.